"Exemption No. 82-1357"

Continental

Press Release

Start of Continental University in Sibiu, Romania, intensifies synergies between Continental AG plant and university research and teaching

International automotive supplier signs cooperation agreement with Lucian Blaga University in Sibiu – Further building block of international qualification strategy

Sibiu/Hanover, January 29, 2007. The international automotive supplier Continental AG has established the Continental University in Romania, Sibiu campus. The cooperation agreement made with the Lucian Blaga University Sibiu opens up for both partners a wide range of attractive options for advanced training and ongoing education on an academic level as well as continuing professional development at an in-house level. This insures that university students benefit from the project equally as the some 650 local Continental employees, including more than 200 staff in the field of research and development. With this project, the company is now continuing its initiative for the creation of "educational bridges" in Eastern Europe as well, following the founding of "Continental Universities" in the US and Asia.

With an endowment professorship and assistant positions together with financial support, Continental creates the framework conditions for automotive-oriented course content in the engineering program at the university, which already enjoys an outstanding reputation. Project-oriented internships and active support of thesis projects are further building blocks that optimize the practical nature of the education. In addition, Sibiu will be integrated in the worldwide "Continental Universities" network, which is currently being developed. Through this network, universities can exchange their educational content at a global level and optimize their offerings of attractive study programs geared to satisfy international requirements. In return, the university in Sibiu makes its infrastructure available.

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"The development of a domestic talent base, linked with excellent advanced training and ongoing education opportunities at the local level are key factors. They are, however, also key to corporate success, especially in the case of high-tech companies with worldwide operations. And that is why talent and qualification initiatives tailored to meet local needs are a principle of our global human resources strategy," stressed Continental Human Resources Director Thomas Sattelberger at the signing ceremony Monday morning in the Sibiu town hall.

"With these activities, we as a major employer in Romania are nurturing the educational level on the whole while, not least, ensuring that we have a selection of top engineers for our further development here," explained Roberto Wagner, Continental Automotive Systems S.R.L. plant manager in Sibiu, together with Markus Schneider, head of the research and development center. "We also give those employees who demonstrate a willingness to engage in lifelong learning the chance to expand their education within the scope of the academic education program – for themselves, for the company, and for the common welfare," added Sattelberger. Accordingly, employees can participate in offerings ranging from carefully developed intensive courses and workshops for expanding expertise through to Masters programs at the university.

The creation of "educational bridges" between academia and the company itself is a strategic aim of Continental's personnel management. Sibiu is the first location in a series of further projects in 2007, following the founding of Continental University Mexico with five campuses and Continental University Philippines with the Manila campus last year. "We are planning cooperative ventures at other development and production sites in the US, Mexico, the Philippines as well as in Germany. And in the fall, the second Romanian campus will be opened in Timişoara," said Sattelberger.

For some time now, Continental has placed stock in partnerships with institutions of higher learning, in Germany as well as in other regions of the world. Within the framework of the "ambassador initiative", for example, hundreds of experts and managers are active as ambassadors at universities, where they present the company's technical expertise and career chances but also promote cooperative relationships with the real world outside of academia.

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A further module in the concept for nurturing and promoting the next generation of talent is the "Global Engineering Excellence" initiative, which Continental has developed in close co-operation with internationally renowned universities.

This project took a close look at the perspectives of engineers worldwide as well as their training with the aim of drawing conclusions that can be of value in shaping the future orientation of the engineers' academic formation. One of the key findings of the study was the need to expand internationally geared collaboration between universities and companies. With its initiative, Continental is responding to this need.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of EUR 13.8 billion. It currently has a worldwide workforce of around 85,000 employees.

Bettina Körner
Project Communications
Continental AG
Vahrenwalder Straße 9
30165 Hanover, Germany
Ph.: +49 511 938-1640
Fax: +49 511 938-1701
E-mail: prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

Visit www.global-engineering-excellence.org for more information about the Global Engineering Excellence initiative.

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